INDUS Realty Trust, Inc.

641 Lexington Avenue

New York, NY 10022

August 6, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Melanie Singh

Re:	INDUS Realty Trust, Inc.

Registration Statement on Form S-3 (Registration No. 333-258328)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of INDUS Realty Trust, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 10, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

INDUS Realty Trust, Inc.

By:	/s/ Anthony J. Galici
Anthony J. Galici
Executive Vice President and Chief Financial Officer

CC:	Michael S. Gamzon, INDUS Realty Trust, Inc. William J. Cernius, Latham & Watkins LLP Lewis W. Kneib, Latham & Watkins LLP